Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

First Indiana Corporation:

We consent to the use of our reports dated March 1, 2006, included herein in the December 31, 2005 Form 10-K/A (Amendment No. 1) of First Indiana Corporation, with respect to the consolidated balance sheets of First Indiana Corporation as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005.

Indianapolis, Indiana

August 23, 2006